Exhibit (g)(1)(xiii)

ANNEX A

This Annex A, amended and restated effective as of November 30, 2023, is the Annex A to that certain Supplement to the Custody Agreement Hong Kong – China - Stock Connect Service dated as of November 19, 2018 by and between each of the Portfolios listed on this Annex A and The Bank of New York Mellon.

PORTFOLIO	CUSTODY ACCOUNT NUMBER	SLEEVE (if applicable)
Voya Multi-Manager Emerging Markets Equity	472158	472394 473280 591396 813730
Voya Multi-Manager International Equity Fund	472499	473411 941469
Voya Multi-Manager International Factors Fund	472496	938465
Voya VACS Series EME Fund	591420	591395
Voya Asia Pacific High Dividend Equity Income Fund	405906	405907
Voya Emerging Markets High Dividend Equity Fund	405899	405901
Voya Global Insights Portfolio (formerly VY®Invesco Global Portfolio)	681317	N/A

Note: (1) each entity listed in the Portfolio column is a Client, although with respect to each sleeve listed in the Sleeve column, for purposes of the account structure set forth in paragraph (a) that structure is established with respect to a particular sleeve commensurate with the account structure established under the CA with respect to such sleeve (and the terms China Connect Account and Cash Account have the meanings that correspond to that account structure established under the CA), (2) the provisions of paragraph (p) (including with respect to an HSBC Termination) are intended to apply on a sleeve-by-sleeve basis and (3) a sleeve may be considered to be the investor in China Connect Securities.

Agreed and accepted by:

Each Separate Legal Entity Listed on this Annex A

By:	/s/ Fred Bedoya____________________
Name:	Fred Bedoya Title: Vice President

Annex A Page 2 of 2

January 30, 2018

Acknowledged by:
The Bank of New York Mellon By:	/s/ Sean Brumble

Name: Title:

Sean Brumble

Managing Director